                                                                                                                      EXHIBIT 14
Aztar Corporation Code of Ethics

The Company's Executive Officers, Operating Officers and Senior Financial Officers will:

•	Act honestly and ethically, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.
•	Provide constituents with information that is accurate, full, fair, timely and understandable.
•	Comply with laws, rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.
•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.
•

Respect the confidentiality of information acquired in the course of one's work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one's work will not be used for personal advantage.

•	Achieve responsible use of and control over all assets and resources employed or entrusted.
•	Promptly report violations of this Code of Ethics to the Corporate Disclosure Committee.

Violations of this Code of Ethics will result in disciplinary actions, including possible termination.

Complaints about accounting, accounting controls and audit matters should be reported directly to the Audit Committee of the Board of Directors of Aztar Corporation.